Exhibit 99.3

CORPBANCA ANNOUNCES FOURTH QUARTER 2009 RESULTS

Santiago, Chile, February 10, 2010 CORPBANCA (NYSE: BCA), a Chilean financial institution offering a wide variety of corporate and retail financial products and services, today announced its financial results for the fourth quarter ended December 31, 2009. This report is based on unaudited consolidated financial statements and prepared in accordance with Chilean generally accepted accounting principles. Solely for the convenience of the reader, U.S. dollar amounts in this report have been translated from Chilean nominal pesos at our December 31, 2009 exchange rate of Ch$507,52 per U.S. dollar.

Financial highlights

•	Net income for the fourth quarter of 2009 reached Ch$26.2 billion, an increase of Ch$2 billion when compared to the prior quarter.

•	Provision for loan losses during 4Q09 amounted to Ch$11.3 billion, a decrease of Ch$7.8 billion when compared to the prior quarter.

•	Total operating expenses increased 25% when compared to the prior quarter.

•	Financial investments totalled Ch$813,3 billion as of December 31, 2009, representing a quarter-on-quarter increase of 40%.

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Management’s Discussion and Analysis

I) Financial Performance Review

Net income for the fourth quarter of 2009 was Ch$26.2 billion, an increase of 8.3% when compared to Ch$24.2 billion for the third quarter of 2009. Total operating revenues reached Ch$76.9 billion, an increase of 1.9% when compared to Ch$75.4 billion for the third quarter of 2009, while provisions for loan losses decreased by Ch$7.8 billion, a decrease of 41% when compared to Ch$19.1 billion for the third quarter of 2009.

Our condensed income statement for the three-month periods ending September 30 and December 31, 2009 and for the years ended December 31, 2008 and 2009, expressed in millions of Chilean nominal pesos, is as follows:

	For three month period ended			For the year ended
	Sep - 09	Dec - 09	Change	2008	2009	Change

Net interest revenue	52,477	59,247	6,770	212,985	193,388	(19,597)
Fees and Income from services net	9,631	12,253	2,622	42,052	43,261	1,209
Treasury Business	11,812	4,694	(7,118)	12,110	54,198	42,088
Other revenue	1,530	752	(778)	7,833	5,087	(2,746)
Total operating revenue	75,450	76,946	1,496	274,980	295,934	20,954
Provision for loan losses	(19,171)	(11,316)	7,855	(54,561)	(68,855)	(14,294)
Operating expenses	(27,718)	(34,633)	(6,915)	(120,006)	(126,388)	(6,382)
Income attributable to inv in other comp.	319	11	(308)	418	445	27
Net Income before taxes	28,880	31,008	2,128	67,177	101,136	33,959
Income taxes	(4,361)	(4,742)	(381)	(10,867)	(16,027)	(5,160)
Net Income	24,249	26,266	2,017	56,310	85,109	28,799

Net interest revenues

Net interest revenues increased quarter-on-quarter by Ch$6.77 billion or 12.9% when compared to the prior quarter. This increase in net revenues was mainly due to our balance sheet structure, which is short in pesos and foreign currency (mainly US dollars) and long in UF. The UF is revalued in monthly cycles according to the inflation rate of the previous month. During the fourth quarter the UF was up 0.5%, reflecting the period of low inflation the Chilean economy was experiencing.

Compared year over year, net interest revenues decreased by 9%, because of the same reason that the annual inflation rate was negative. The UF decreased 2.4% during the year.

Gross interest revenues decreased from Ch$559.7 billion during 2008 to Ch$314.1 billion in 2009. Approximately 60% of the decrease year over year is a result of the decrease of the UF during 2009.

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Fees and income from services

Net fees and income from services for the fourth quarter amounted to Ch$12.2 billion, a Ch$2.6 billion increase when compared to the prior quarter. The following table is a summary of our fees and income from services for the three-month periods ended September 30 and December 31, 2009 and for the years ended December 31, 2008 and 2009, expressed in millions of Chilean nominal pesos:

	For three month period ended			For the year ended
	Sep - 09	Dec - 09	Change	2008	2009	Change

Bank(*)	5,108	6,706	1,598	26,181	25,129	(1,052)
Mutual Fund Management and Securities Brokerage Services	2,151	2,519	368	6,819	8,102	1,283
Insurance Brokerage	1,785	1,776	(9)	6,599	6,860	261
Financial Advisory Services	270	804	534	1,120	1,940	820
Legal Advisory Services	317	448	131	1,331	1,230	(101)
Total	9,631	12,253	2,622	42,050	43,261	1,211

(*)	includes consolidation adjustments

The increase of Ch$1.5 billion in fee revenues from banking operations during the fourth quarter as compared to the prior quarter was mainly a result of higher checking accounts fees and other fees for services rendered.

Fee based revenue from our mutual fund management area increased Ch$1,598 millions during the last quarter or 19% year over year. Our securities brokerage areas remained relatively unchanged.

Our financial advisory services, which provide a broad range of financial advisory services to a variety of corporations, including those related to debt restructuring, mergers and acquisitions, privatizations and company valuation, increased Ch$534 million during the last quarter, or 41%, and an increase of Ch$820 million or 73% year over year.

Our legal advisory services area created on January 2007, and whose principal mission is to provide legal advisory services related to our businesses increased 41% last quarter, but decreased 7.5% year over year.

Trading and investment income – Net Foreign exchange gains and losses

Trading and investment income primarily includes the results from our trading portfolio financial assets (interest, marked-to-market adjustments, gains and losses from sales), gains and losses from our derivative trading portfolio, and gains and losses from sales financial investments available-for-sale.

Net foreign exchange gains and losses include both the results of foreign exchange transactions as well as the recognition of the effect of exchange rate fluctuations on assets and liabilities stated in foreign currencies and loans and deposits in Chilean pesos indexed to foreign currencies. Derivatives and financial instruments that may provide effective economic hedges for managing risk positions are generally treated and reported as trading.

The following table is a summary of our trading and investment income and net foreign exchange gains and losses for the three-month periods ending September 30 and December 31, 2009 and for the years ended December 31, 2008 and 2009, expressed in millions of Chilean nominal pesos:

	For three month period ended			For the year ended
	Sep - 09	Dec - 09	Change	2008	2009	Change

Trading and investment income:
Trading instruments	2,267	(44)	(2,311)	2,598	2,612	14
Derivatives held-for-trading	9,887	(10,584)	(20,471)	48,954	(26,123)	(75,077)
Available-for-sale investments and other	3,860	(3,245)	(7,105)	3,065	27,020	23,955
Total trading and investment income	16,014	(13,875)	(29,889)	54,997	4,563	(50,434)

Net foreign exchange transactions	(4,202)	18,569	22,771	(42,887)	49,635	92,522

Net gains (losses) from treasury business	11,812	4,694	(7,118)	12,110	54,198	42,088

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Total income from our treasury business during the fourth quarter of 2009 decreased by Ch$7.1 billion when compared to the prior quarter. This decrease is explained by lower income from our trading and investment portfolio, which was partially offset by gains in our foreign exchange transactions. This is mainly as a result of the change in the exchange rate from CH$551.21 to CH$507.52.

The financial investments available-for-sale decreased because of an increase in the interest rate.

Provision for loan losses

The following table provides information relating to the composition of our provisions for loan losses for the three-month periods ending September 30 and December 31, 2009 and for the years ended December 31, 2008 and 2009, expressed in millions of Chilean nominal pesos:

	For three month period ended			For the year ended
	Sep - 09	Dec - 09	Change	2008	2009	Change

Comercial, net	(10,430)	(2,957)	7,473	(12,892)	(29,238)	(16,346)
Mortgage, net	(693)	(255)	438	(3,084)	(1,861)	1,223
Consumer, net	(8,048)	(8,104)	(56)	(38,586)	(37,756)	830
Net charge to income	(19,171)	(11,316)	7,855	(54,561)	(68,855)	(14,294)

Our provision for loan losses during the fourth quarter of 2009 was Ch$11.3 billion, a decrease of Ch$7.85 billion when compared to the prior quarter.

Last quarter provisions for loan losses from commercial loans was increased because of a change in risk classification of certain corporate customers related to the Chilean salmon industry crisis. During the fourth quarter there were no big issues like this one, so the provisions for loan losses decreased. If we consider the year over year difference, the salmon crisis explains an important part of the increase of provision for loan losses.

Operating expenses

The following table provides comparative information relating to our operating expenses for the three-month periods ending September 30 and December 31, 2009 and for the years ended December 31, 2008 and 2009, expressed in millions of Chilean nominal pesos:

	For three month period ended			For the year ended
	Sep - 09	Dec - 09	Change	2008	2009	Change

Personnel salaries expenses	15,417	18,277	2,860	57,716	65,733	8,017
Administrative and other expenses	9,647	11,719	2,072	50,511	44,592	(5,919)
Depreciation, amortization and impairment	1,615	1,677	62	4,916	6,310	1,394
Other operating expenses	1,039	2,960	1,921	6,863	9,753	2,890
Total operating expenses	27,718	34,633	6,915	120,006	126,388	6,382

Our total operating expenses increased during the fourth quarter of 2009 by 24.9% when compared to the last quarter. Personnel salaries expenses increased by Ch$2.8 billion pesos, or 18.5% quarter-on-quarter while administrative and other expenses increased by Ch$2.1 billion, or 21.4% quarter-on-quarter. The increase in personnel salaries expenses is related to an increase in compensation

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payments and bonuses. In addition, the opening of our branch in New York in May 2009 contributed to the increase in personnel salaries expenses year over year.

As part of our strategy, we continue to maintain our efficiency leadership through our cost control culture and our state of the art technology. Our consolidated efficiency ratio (operating expenses / operating revenues) for the 3Q09 and 4Q09 was 36.7% and 45% respectively.

II) Financial Condition

Loan portfolio

Our total loan portfolio (excluding loans and receivables to banks) totalled Ch$ 5,001 billion as of December 31, 2009, representing an increase of 7% when compared to the prior quarter.

The following table provides comparative information related to our loan portfolio for December 31, 2008 and September 30 and December 31, 2009, expressed in millions of Chilean nominal pesos:

	Dec -08	Sep - 09	Dec - 09	Quartely Change	Annual Change

Wholesale	3,756,997	3,494,199	3,776,871	282,672	19,875
Comercial	2,910,514	2,863,877	3,193,990	330,113	283,476
Foreign trade	467,135	283,444	233,477	(49,967)	(233,658)
Leasing and Factoring	379,347	346,878	349,405	2,527	(29,943)
Retail	1,187,186	1,202,565	1,234,784	32,219	47,598
Consumer	495,565	439,448	428,049	(11,399)	(67,515)
Housing mortgages	691,622	763,117	806,735	43,618	115,113
Total loans	4,944,183	4,696,764	5,011,656	314,892	67,473

On a quarter-on-quarter basis our wholesale portfolio increased by 8%. This increase is primarily a result of Commercial operations, which increased from Ch$2,864 billion to Ch$3,194 billion, due to a bigger effort to end the year with a higher market share. But year over year this increase is offset by the decrease of foreign trade because of the appreciation of the Chilean Peso.

The quarter-on-quarter growth in retail loans was due to mortgage loans and partially offset by a decrease in our consumer loan portfolio.

Housing mortgages loans for the fourth quarter of 2009 were Ch$806.7 billion, a 5.7% increase when compared to the Ch$763.1 billion of the third quarter of 2009. This increase is principally a result of better economic conditions, including low interest rates.

Financial investments

Our financial investments totalled Ch$813,3 billion as of December 31, 2009, representing an increase of 40.1% quarter-on-quarter.

The following table provides comparative summary of our investment portfolio for the periods ended September 30 and December 31, 2009, expressed in millions of Chilean nominal pesos:

	Dec - 08	Sep - 09	Dec - 09	Quartely Change	Annual Change

Trading portfolio financials assets	85,105	105,498	76,156	(29,342)	(8,949)
Financial investments available-for-sale	576,478	474,881	737,162	262,281	160,684
Financial investments held-to-maturity		—	—	—	—
Total financial investments	661,583	580,379	813,318	232,939	151,735

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Our investment portfolio consists of trading and available-for-sale assets. Trading instruments correspond to financial instruments acquired to generate gains from short-term price fluctuations, brokerage margins, or that are included in a portfolio with a pattern of gaining profit in the short-term Trading instruments are stated at fair value.

Investment instruments are classified in two categories: held-to-maturity investments and instruments available-for-sale. Held-to-maturity investments include only those instruments which the Bank has the capacity and intent to hold until maturity. We currently do not have held-to-maturity investment. All other investment instruments are considered available-for-sale. Investment instruments are initially recognized at cost, which includes transaction costs. Instruments available-for-sale at each subsequent period-end are valued at their fair value according to market prices or based on valuation models. Unrealized gains or losses arising from changes in the fair value are charged or credited to equity accounts.

The quarter-on-quarter the 40% increase was principally a result of higher inflows from bonds issued during the fourth quarter (for more information se section III Other related information, “Subordinated Bonds”).

Funding strategy

The International and Treasury Division is responsible for providing liquidity, determining the financing structure, managing the investment portfolio and foreign currency positions.

The following table summarizes our funding as of December 31, 2008 and September 30 and December 31, 2009, in millions of Chilean nominal pesos:

	Dec - 08	Sep - 09	Dec - 09	Quartely Change	Annual Change

Checking accounts	259,454	286,147	328,078	41,931	68,624
Other non-interest bearing deposits	25,988	131,695	168,191	36,496	142,203
Time deposits and savings accounts	3,355,393	3,034,290	3,316,045	281,755	(39,348)
Repurchase agreements	307,300	290,469	465,514	175,045	158,214
Mortgages bonds	331,658	286,653	271,430	(15,223)	(60,228)
Banking bonds	324,662	312,748	410,473	97,725	85,811
Subordinated bonds	108,992	151,365	253,316	101,951	144,324
Domestic borrowings	59,204	161,270	1,300	(159,970)	(57,904)
Foreign borrowings	433,401	369,019	357,094	(11,925)	(76,307)

Our current funding strategy is to continue to utilize all sources of funding in accordance with their costs, their availability and our general asset and liability management strategy. As a result, during the fourth quarter our funding strategy was mainly driven by increasing our foreign borrowings through bonds and subordinated bonds.

The increase in total loans explains the increase of the top three items of the chart.

Shareholders’ Equity

We have 222,662,374.3 thousand shares outstanding and a market capitalization of Ch$912.9 billion (based on a share price of Ch$4.1 pesos per share). During the first quarter of 2009, we paid dividends totalling 100% of 2008 net income.

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III) Other Related Information

Corpbanca N° 4

Corpbanca ended the year as the 4th biggest private bank in total loans (excluding loans and receivables to banks). To achieve this successful place, it was very important the effort made during the fourth quarter. Hard work, continue follow up of the results and focusing on the client to give the best service, were the keys to accomplish this achievement.

The following graph demonstrates that Corpbanca total loans market share increased from 6.98% to 7.27% in the last quarter, leaving the Bank in 4th place of private banks, above BBVA.

Subordinated bonds

In the 4th quarter Corpbanca issued UF 4,700,000 in subordinated bonds. After this action the bank raised the volume of loans because the new inflows helped the improvement of the Basel Index at a low cost

During the first half of 2009, Corpbanca issued UF 2,330,000 in subordinated bonds. On July 28th, we placed another U.F. 3,000,000 in subordinated bonds due on August 1, 2033. Those bonds were sold on the Santiago Stock Exchange. The proceeds were used to finance our normal business activities and improve our balance sheet structure.

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CorpBanca’s Conference Call on Fourth Quarter 2009 Results

You are invited to participate in CorpBanca’s (NYSE: BCA, Santiago: CORPBANCA) conference call to discuss the Fourth Quarter 2009 Results and respond to investor questions.

Date and Time:            To be confirmed in a separated press release

Chairperson:        Mr, Sergio Benavente, Chief Financial Officer

Slides and audio webcast:

There will also be a live -and then archived- webcast of the conference call with PowerPoint slides through the internet accessible through the website of Capital Link at www.capitallink.com, Please click on the button “FOURTH QUARTER 2009 FINANCIAL RESULTS WEBCAST”, The webcast will also be available on the company’s website at www.corpbanca.cl, Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

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Consolidated Statements of Income (unaudited)

	For the three months ended		For the year ended
(Expressed in millions of Chilean pesos)	Sep-09	Dic-09	Dic-08	Dic-09

OPERATING INCOME
Interest revenue	74,517	87,848	559,702	314,115
Interest expense	(22,040)	(28,601)	(346,717)	(120,727)
Net interest revenue	52,477	59,247	212,985	193,388
Fees and income from services, net	9,631	12,253	42,052	43,261
Trading and investment income, net	16,014	(13,875)	54,997	4,563
Foreign exchange gains (losses), net	(4,202)	18,569	(42,887)	49,635
Other operating revenue	1,530	752	7,833	5,087
Operating revenues	75,450	76,946	274,980	295,934
				—
Provisions for loan losses	(19,171)	(11,316)	(54,561)	(68,855)
				—
Net operating revenues	56,279	65,630	220,419	227,079
				—
Personnel salaries and expenses	(15,417)	(18,277)	(57,716)	(65,733)
Administration expenses	(9,647)	(11,719)	(50,511)	(44,592)
Depreciation, amortization and impairment	(1,615)	(1,677)	(4,916)	(6,310)
Other operating expenses	(1,039)	(2,960)	(6,863)	(9,753)
				—
Net operating income	28,561	30,997	100,413	100,691
				—
Income attributable to investments in other companies	319	11	418	445
Net loss from price-level restatement	1	1	(33,654)	3
				—
Income before income taxes	28,880	31,009	67,177	101,136
Income taxes	(4,631)	(4,742)	(10,867)	(16,027)
Income for the period	24,249	26,267	56,310	85,109

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Consolidated Balance Sheets (unaudited)

(Expressed in millions of Chilean pesos)	Dec 08	Sept 09	Dec 09

Assets
Cash and due from banks	81,326	139,915	110,331
Items in course of collection	117,703	189,735	95,796
Trading portfolio financial assets	85,105	105,498	76,156
Financial investments available-for-sale	576,478	474,881	737,162
Financial investments held-to-maturity	—	—	—
Investments purchased under agreements to resell	50,514	37,964	51,970
Derivative financial instruments	209,482	94,836	126,140
Loans and receivables to banks	37,671	19,283	86,220
Loans and receivables to customers	4,944,183	4,696,764	5,011,656
Allowance for loan losses	(72,308)	(94,940)	(95,950)

Loans and receivables to customers, net	4,871,875	4,601,824	4,915,706
Investments in other companies	2,213	3,583	3,583
Intangibles	2,861	13,408	13,630
Premises and equipment, net	38,820	54,571	55,212
Income tax provision - current	6,533	165	—
Deferred income taxes	13,468	17,878	19,841
Other assets	97,680	76,346	87,712
Total Assets	6,191,729	5,829,887	6,379,459

Liabilities:
Deposits and other sight liabilities	357,902	417,842	496,270
Items in course of collection	86,176	156,969	64,854
Securities sold under agreements to resell	351,471	290,469	465,513
Deposits and other term liabilities	3,350,742	3,034,290	3,316,045
Derivative financial instruments	195,608	83,718	114,703
Borrowings from financial institutions	492,606	503,704	362,403
Debt instruments	765,172	750,766	935,219
Other financial obligations	47,394	26,585	26,853
Income tax provision - current	45	2,674	7,831
Deferred income taxes	9,550	16,845	15,644
Provisions	33,204	38,506	53,118
Other liabilities	18,552	15,454	17,471

Total Liabilities	5,708,422,0	5,337,822,0	5,875,924,0
Shareholders’ equity:
Capital	324,039	324,039	326,038
Reserves	2,917	14,156	25,054
Valuation gains (losses)	1,018	(2,729)	(6,557)
Retained earnings:
Retained earnings from prior years	127,178	127,178	116,445
Profit for the period	56,310	58,843	85,109
Less: Accrual for mandatory dividends	(28,155)	(29,422)	(42,554)

Minority Interest		—	3,0
Total Shareholders’ Equity	483,307	492,065	503,538
Total equity and liabilities	6,191,729	5,829,887	6,379,462

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Selected Performance Ratios (unaudited)

	As of or for the three month period ended		For the year ended
	Sep-09	Dic-09	2008	2009
Solvency indicators

Basle index(5)	12.53%	13.92%	10.83%	13.92%
Shareholders’ equity / total assets	8.44%	7.89%	7.81%	7.89%
Shareholders’ equity / total liabilities	9.22%	8.57%	8.47%	8.57%

Credit quality ratios
Risk index (Allowances / total loans )	2.02%	1.91%	1.46%	1.91%
Provisions for loan losses / Total loans(1)	1.63%	0.90%	1.10%	1.37%
Provisions for loan losses / Total assets(1)	1.32%	0.71%	0.9%	1.1%
Provisions for loan losses / Gross operating income	25.4%	14.7%	19.8%	23.3%
Provisions for loan losses / Net income	79.1%	43.1%	96.9%	80.9%

Profitability ratios
Net interest revenue / Interest-earning assets(1)(2)	4.01%	4.03%	3.80%	3.28%
Gross operating income / Total assets(1)	5.18%	4.82%	4.44%	4.64%
Gross operating income / Interest-earning assets(1)(2)	5.77%	5.23%	4.90%	5.03%
ROA (before taxes), over total assets(1)	1.98%	1.94%	1.08%	1.59%
ROA (before taxes), over interest-earning assets(1)(2)	2.21%	2.11%	1.2%	1.7%
ROE (before taxes)(1)	23.5%	24.6%	13.90%	20.09%
ROA, over total assets(1)	1.66%	1.65%	0.91%	1.33%
ROA, over interest-earning assets(1)(2)	1.86%	1.78%	1.00%	1.45%
ROE(1)	19.71%	20.87%	12.37%	18.46%

Efficiency ratios
Operating expenses / Total assets(1)	1.90%	2.17%	1.94%	1.98%
Operating expenses/ Total loans(1)	2.36%	2.76%	2.4%	2.5%
Operating expenses / Operating revenues	36.7%	45.0%	43.6%	42.7%

Earnings
Diluted Earnings per share before taxes (Chilean pesos per share)	0.1305	0.1402	0.3036	0.4542
Diluted Earnings per ADR before taxes (U.S. dollars per ADR)	1.1155	1.1976	2.3817	4.4750
Diluted Earnings per share (Chilean pesos per share)	0.1096	0.1187	0.2545	0.3822
Diluted Earnings per ADR (U.S. dollars per ADR)	0.9366	1.0145	1.9965	3.7658

Total Shares Outstanding (Thousands)(4)	221,236,558.3	222,662,374.3	221,236,558.3	222,662,374.3
Peso exchange rate for US$1	551.21	507.52	637.44	507.52

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CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements, Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Corpbanca concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release and Corp Banca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

CONTACTS:

Sergio Benavente

CFO, Corpbanca

Santiago, Chile

Phone: (562) 660-2559

investorrelations@corpbanca,cl

John Paul Fischer

Investor Relations, CorpBanca

Santiago, Chile

Phone: (562) 660-2141

john.fischer@corpbanca,cl

Nicolas Bornozis

President, Capital Link

New York, USA

Phone: (212) 661-7566

nbornozis@capitallink,com